JIVATI INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT
DATE ISSUED: 28 April, 2021

CONTENTS OF REPORT

Contents

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members of JIVATI INC.

16899 JAMBOREE RD.

UNIT 144.

IRVINE, CA 92606

I have reviewed the accompanying financial statements of JIVATI INC., which comprise the Balance Sheet as of December 31, 2020 and December 31, 2019, and the related Statements of Income, Cash Flows and Changes in Members' Equity for the year then ended, and the notes to the financial statements comprising a summary of significant accounting policies and other explanatory information. A review includes primarily applying analytical procedures to Management's financial data and making inquiries of company Management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the U.S.A; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountants' Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A.


USCPA Colorado
0033681

04/30/2021

JIVATI INC.

BALANCE SHEET
AS OF DECEMBER 31, 2020, AND DECEMBER 31, 201

		As of December 31, 2020	As of December 31, 2019
Assets			
Current assets:	$		
Cash		500	-
Total current assets		500	-
Non-current assets:			
Total non-current assets		-	-
Total Assets	$	**500**	**-**
Liabilities & Members' Equity			
Current liabilities:	$		
Interest Payable		3,390	-
Total current liabilities		3,390	-
Non-current liabilities:			
Payables due to Owner		59,588	4,268
Total non-current liabilities		59,588	4,268
Total Liabilities		**62,978**	**4,268**
Members' Equity:			
Common stock (Class F), authorized 1,500 shares, 1000 shares issued and outstanding, $0.00001 par value		0.01	-
Common stock (Class A), authorized 3,500 shares, nil shares issued and outstanding, $0.00001 par value		-	-
Additional paid-in Capital		500	
Net Loss		(58,710)	(4,268)
Retained Earnings		(4,268)	-
Total Members' Equity		**(62,478)**	**(4,268)**
Total Liabilities and Members' Equity	$	**500**	-

The accompanying notes are an integral part of these financial statements.

JIVATI INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

Revenue:		**2020**	**2019**
Sales	$	-	-
Total revenues		-	-
Cost of Goods Sold:		-	-
Gross Profit		-	-
Expenses:			
Marketing & Advertising		10,045	-
Materials & Supplies		674	
Contractors		10,278	-
Legal expenses		10,878	-
Design & Branding		7,337	4,200
Office supplies & Software		504	
Travel		5,200	-
Domains		2,713	68
Utilities		2,681	-
Consultancy		3,668	-
Business Meals		1,342	-
Total Expenses		55,320	4,268
Income (loss) from Operations		**(55,320)**	**(4,268)**
Other Income (Expenses)			
Interest expenses		(3,390)	-
Net Income (loss)	$	**(58,710)**	**(4,268)**

The accompanying notes are an integral part of these financial statements.

JIVATI INC.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
AS OF DECEMBER 31, 2020, AND DECEMBER 31, 2019

	Common Stock (Class F)				
	Shares	Amount	Additional Paid-in Capital	Retained Earnings (accumulated deficit)	**Total**
Beginning Balance, December 31, 2018	-	-	-	-	-
Issuance of Common stock	-	-	-	-	-
Net income (loss)	-	-	-	(4,268)	**(4,268)**
Ending Balance, December 31, 2019	-	-	-	(4,268)	**(4,268)**
Issuance of Common Stock	1000	0.01	500	-	**500**
Net income (loss)				(58,710)	**(58,710)**
Ending Balance, December 31, 2020	**1000**	**0.01**	**500**	**(62,978)**	**(62,478)**

The accompanying notes are an integral part of these financial statements.

JIVATI INC.

STATEMENT OF CASH FLOWS

AS OF DECEMBER 31, 2020, AND DECEMBER 31, 2019

		12/31/2020	12/31/2019
Cash flow From Operating Activities:			
Net profit (loss)	$	(58,710)	(4,268)
Adjustments to reconcile net income to net cash provided by operating activities:			
Interest Payable		3,390	-
Payables due to owner		55,320	4,268
Net cash provided (used) by operating activities		-	-
Cash flow from Financing Activities:			
Issuance of Common Stock (Class F)		500	-
Net cash provided by financing activities		500	-
Increase (Decrease) in Cash		500	-
Cash, beginning of year		-	-
Cash, end of year	$	**500**	-

The accompanying notes are an integral part of these financial statements.

JIVATI INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

About the Company & Nature of operations

JIVATI INC. (the Company), is a Delaware Corporation incorporated in Delaware on the 28th of May 2020. The Company was initially formed in California as a Limited Liability Company in 2019. The Company is in its pre-revenue stage and its primary business activity is to produce and sell a variety of naturally infused beverages such as sparkling water, seltzers and alkaline water.

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.A.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S.A requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors

beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents. The Company held no cash equivalents as of December 31, 2020 and December 31, 2019.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred.

Payables due to Owner

This account consists of balances due to the Company's owner for operating expenses that the owner personally funded during 2019 and 2020.

Income taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses for the years 2019 and 2020, these losses will be carried forward to reduce taxable income in future years.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Equity

Under the articles of incorporation, the Company is authorized to issue Class A Common Stock and Class F Common Stock. The total number of shares that the Company is authorized to issue is Five Thousand (5,000) shares. The total number of shares of Class A Common Stock authorized to be issued is Three Thousand Five Hundred (3,500) shares, par value $0.00001 per share. The total number of Class F Common Stock authorized to be issued is One Thousand Five Hundred (1,500) shares, par value $0.00001 per share.

As of December 31, 2020 and December 31, 2019, the total number of Class F Common Stock issued and outstanding was 1,000 and nil shares, respectively.

As of December 31, 2020 and December 31, 2019, the total number of Class A Common Stock issued and outstanding was nil and nil shares, respectively.

Each holder of shares of Class F Common Stock is entitled to ten (10) votes for each share of Class F Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. Each holder of shares of Class A Common Stock is entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company.

Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent Events

During 2021, the Company increased its authorized Class A and Class F Common stock and starting from 2021, the Company is authorized to issue Eleven Million (11,000,000) shares of Class A Common Stock and Four Million (4,000,000) shares of Class F Common Stock.

There are no additional events that have occurred such that adjustments to the amounts presented in the notes to the financial statements are warranted.